04031340

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

JUN 30 2004

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SEGA CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department
SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku
Tokyo 144-8531 Japan
Telephone 81-3-5736-7111

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice of the Resolutions of the 46th Ordinary General Meeting of Shareholders which was distributed to shareholders of SEGA CORPORATION on June 29, 2004 (Tokyo). Attached as Attachment II is an English translation of the Business Report for the 46th Business Year Ended March 31, 2004 which was distributed together with the to Notice of the Resolutions of the 46th Ordinary General Meeting of Shareholders above to shareholders of SEGA CORPORATION on June 29, 2004 (Tokyo). Attached as attachment III is an English translation of a press release entitled "Notice of Purchase of Our Series #5 Unsecured Convertible Bonds (Convertible Bond-Type Bonds with Stock Acquisition Rights)" issued in Japan by SEGA CORPORATION on June 29, 2004 (Tokyo). The same press release was issued in the United States on June 29, 2004 (U.S. Eastern Daylight Time) and posted on SEGA CORPORATION's website at http://www.sega.co.jp/IR/en/cr/corporate_release.html on or after June 30, 2004 (Tokyo). Attached as Attachment IV is an English translation of the Notice of New Managerial and Business Execution Structures posted on SEGA CORPORATION's website at http://www.sega.co.jp/IR/en/cr/corporate_release.html on or after June 30, 2004 (Tokyo).

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

SEGA CORPORATION has also submitted notices in Japanese to the Tokyo Stock Exchange on June 29, 2004 (Tokyo) in the same form as the press release and notice referenced above in Part I, English translations of which are attached as Attachment III and Attachment IV.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SEGA CORPORATION

____
(Signature)

Hisao Oguchi
President and Representative Director
(Name and Title)

June 30, 2004
(Date)

June 29, 2004

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 1448531
Hisao Oguchi,
President and Representative Director

Notice of the Resolutions of the 46th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the items below were reported and resolved at the 46th Ordinary General Meeting of Shareholders held today (the "Meeting").

Matters reported:
Report on the balance sheets as of March 31, 2004, and the business report and the income statement for the 46th business term (from April 1, 2003, to March 31, 2004)
The Company reported the content of the above financial statements at the Meeting.

Matters resolved:

First item: Approval of the Proposed Appropriation of Losses for the 46th Business Term

This matter was approved as proposed, and the Company decided to forgo the payment of dividends.

Second item: Establishment of a 100% parent company through a share-for-share exchange

This matter was approved as proposed.

This matter was also resolved at the ordinary general meeting of shareholders of Sammy Corporation. Accordingly, after the approval of the relevant regulatory authorities under applicable law, this resolution will become effective, and the Company and Sammy Corporation will become wholly-owned subsidiaries of SEGA SAMMY HOLDINGS, INC., on October 1, 2004, the date of the share-for-share exchange.

-Subject to the progress of the share-for-share exchange, the Company and Sammy Corporation will discuss and change the date of the share-for-share exchange, if necessary.

Third Item: Election of six Directors

Mr. Hajime Satomi, Mr. Hisao Oguchi, Mr. Yoshiharu Suzuki, Mr. Hideki Okamura, Mr. Yasuo Tazoe, and Mr. Akira Sugano were elected as Directors of the Company.

Fourth Item: Election of two Statutory Auditors

Mr. Ryoichi Arai, and Mr. Mineo Enomoto were reelected as Statutory Auditors

Fifth Item: Retirement allowances for retiring directors and statutory auditors

This matter was approved as proposed.

Sixth Item: Election of additional accounting auditors

This matter was approved as proposed.

End

Attachment II

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATION: THIS ENGLISH TRANSLATION IS BEING PROVIDED TO UNITED STATES SHAREHOLDERS FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

SEGA®

Business Report for the 46th Business Year

Ended March 31, 2004

Financial Highlights

Consolidated Financial Highlights

(¥ billion)

	FY 2004 Results (A)	FY 2003 Results (B)	(A)-(B)
Net Sales	191.2	197.2	(6.0)
Operating Income	14.4	9.2	5.2
Recurring Profit	12.6	7.7	4.9
Net Income	8.7	3.0	5.7
Net Income per Share	¥55.96	¥19.73	¥36.23



Net Sales
(¥ billion)
2000.3
2001.3
2002.3
2003.3
2004.3
0 50 100 150 200 250 300 350 400



Operating Income
(¥ billion)
2000.3
2001.3
2002.3
2003.3
2004.3
(60) (50) (40) (30) (20) (10) 0 10 20



Recurring Profit
(¥ billion)
2000.3
2001.3
2002.3
2003.3
2004.3
(60) (50) (40) (30) (20) (10) 0 10 20



Net Income
(¥ billion)
2000.3
2001.3
2002.3
2003.3
2004.3
(60) (50) (40) (30) (20) (10) 0 10 20

We are pleased to present the report on SEGA CORPORATION (the "Company")'s results for the year ended March 31, 2004. The fiscal year ended March 31, 2004 brought encouraging signs of improvement in Japan's economic situation, including recovery trends in corporate revenuers and stock prices. However, consumer spending continued to stagnate, as employment and income condition remained difficult.

Under these circumstances, in amusement machine sales, the Company recorded favorable results thanks to the strong demands for our standard products, including *UFO Catcher 7*, coinciding with the increase in the number of newly opened amusement facilities. In addition, in amusement center operations, although the Company's new business venture, *Kochu-Oja Mushi-king*, exceeded the initial target, existing facility operation business results fell below projections, as the Company did not introduce any large-scale products driving the market and the competitors aggressively opened new large-scale facilities.

In consumer business, although some titles far exceeded the initial projection on a worldwide basis, sluggish sports title sales in North America, among other things, brought the total results below the projection.

As a result, consolidated net sales were 191,257 million yen, operating income was 14,480 million yen, recurring profit was 12,617 million yen and net income was 8,760 million yen. Although net income was below the prior year's results, profits far exceeded the previous year's results.

SEGA CORPORATION and Sammy Corporation have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. as a joint holding company through a share-for-share exchange and conduct a business combination as wholly-owned subsidiaries of the Holding Company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange Agreement. Under this business combination, SEGA and SAMMY will maximize corporate values by realizing the synergistic benefits, and establish an even stronger position as a globally integrated entertainment company.

As the Company work toward its objectives, we look forward to the continuing guidance and support of our shareholders.

June, 2004

Hajime Satomi,

Chairman and Representative Director

Hisao Oguchi,

President and Representative Director

Notice of Business Combination

Sammy Corporation and SEGA CORPORATION have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. as a joint holding company through a share-for-share exchange and conduct a business combination as wholly-owned subsidiaries of the holding company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange Agreement.

Purpose of the Business Combination

- Further strengthen our position as a globally integrated entertainment company.
- Combine Complementary Business Portfolios
- Accelerate both companies' international business development
- Consolidate Financial and Managerial Infrastructure for the Future Growth Strategy

Synergistic Benefits

1) Complementary Business Portfolios and Earnings Enhancement through Efficient Management

Through the Business Combination, Sammy and SEGA will be able to achieve business synergies with little overlap in their businesses and customer bases, as pachislot and pachinko-related businesses for Sammy and amusement machine sales and amusement arcade operation businesses for SEGA, respectively, are becoming major revenue sources. In the mid-term, we expect to reduce costs and enhance earnings through efficient management by effectively utilizing group management resources and restructuring and reorganizing domestic and overseas subsidiaries engaged in overlapping businesses with relatively small revenues, such as Sammy's amusement-related business, .

2) Pursuit of Synergistic Benefits

By effectively allocating management resources of both companies, we will pursue synergistic benefits in all business segments. Maximizing synergistic benefits will not only enhance earnings, but also effectively improve cost performance.

3) Pursuit of Streamlined Management under a Holding Company Structure

The Holding Company is expected to provide overall planning, operation and administrative functions in order to achieve maximum efficiency throughout the group. It is also expected to contribute to streamlined group management by promptly and flexibly executing cash flow allocation and capital expenditure plans within the group.

4) Stable Management Infrastructure Establishment

The Business Combination will lead to efficient management by maximizing the synergistic effects in each business area to improve management practices, which currently depend on particular businesses, and quickly establish a stable and continuous management infrastructure.

Overview of the Holding Company

- Company Name: SEGA SAMMY HOLDINGS INC.
- Headquarters: Minato-ku Tokyo, Japan
- Representative: Hajime Satomi (Chairman and President)
- Paid in Capital: JPY 10 billion
- No. of Staff: Approximately 50
- Function:

·Provide an overall group management function through planning, operation and administration of the entire group, managing and controlling business operations of each company with each subsidiary's authority and responsibility clearly defined, thereby optimizing the efficiency of the overall group

·Devise and execute a group strategy to spur profit growth and achieve the effects of integration in a timely manner by utilizing management resources

Achievement of Financial Reform

The Company announced its financial reform plan in April 2001, pursuant to which the Company has promoted the concept of debt-free management and improvement of financial conditions.

Over the last three years interest-bearing debt (amount outstanding as of March 31, 2001: 120,118 million yen) decreased 66,494 million yen to 53,624 million yen, and cash and cash equivalents (amount outstanding as of March 31, 2001: 37,632 million yen) increased 34,290 million yen to 71,922 million yen. Accordingly, net cash (cash and cash equivalents less interest-baring debt, amount outstanding as of March 31, 2001: negative 82,486 million yen) increased to 18,298 million yen. Moreover, the Company liquidated and reduced its assets as a result of which total assets (amount as of March 31, 2001: 284,465 million yen) decreased to 189,055 million yen and shareholders' equity ratio increased to 51.8% from 32.2%.

While the Company believes that it has achieved a significant result with respect to financial reforms, it will continue to promote *cash flow management* and the *group management* based upon the following nine management indicators from the perspective of profitability, shareholders' value, efficiency and stability.

	FY 2002 For the Year Ended March 2002	FY 2003 For the Year Ended March 2003	FY 2004 For the Year Ended March 2004
Return on Equity (ROE)	(20.3)	3.6	9.5
Shareholders' Equity Ratio	34.3	39.1	51.8
Current Ratio	125.9	324.2	219.1
Fixed Ratio	156.7	96.6	84.5
Ratio of Operating Income to Total Assets	5.3	4.0	7.0
Operating Margin	6.9	4.7	7.6
Gross Profit Ratio	29.9	26.9	27.5
SG&A Expenses Ratio	23.0	22.2	19.9
Free Cash Flow Margin	10.2	24.5	6.5

(Note) ROE= Net income/Shareholders' equity (average during the year)*100

Shareholders' equity ratio=shareholders' equity as of the end of the year/Total assets as of the end of the year*100

Current ratio=Current assets as of the end of the year/current liabilities as of the end of the year*100

Fixed ratio=Fixed assets as of the end of the year/shareholders' equity as of the end of the year*100

Ratio of Operating income to total assets=Operating income/Total assets (average during the year)*100

Operating margin=Net income/net sales*100

Gross profit ratio=gross profit/net sales*100

SG&A expenses ratio=SG&A ratio/net sales*100

Free cash flow margin=free cash flow (operating cash flow+financing cash flow)/net sales*100

Review of Operations

The Company, together with its group companies, has steadily promoted its business as a leading company in the entertainment and amusement industry.

In amusement machine sales, the results exceeded the initial target, thanks to the strong demands from newly opened facilities. In amusement center operations, due to the lack of large-scale machines, attracting the customers, the results was slightly short of the initial target. In consumer business, while sales of some titles far exceeded the initial target, sales of sports titles in North America were sluggish. As a result, total results fell below the projection.

Consolidated net sales for the fiscal year ended March 31, 2004 was 191, 257 million yen, a three percent decrease compared with the prior year. Of the consolidated net sales, sales in Japan was 163,992 million yen, a 0.3 percent increase over the prior year, and overseas sales was 27,264 million yen, a 19.3 percent decrease compared with the previous year. Operating income was 14,480 million yen, a 55.8 percent increase over the previous fiscal year. Recurring profit was 12,617 million yen a 62.1% increase compared with the previous year.

The Company recorded extraordinary gains of 2,617 million yen. This was mainly due to the gains from sales of investments in securities of 571 million yen, repayment by purchase of convertible bonds, and sale of certain businesses to Nokia of 1,008 million yen.

Meanwhile, the Company accounted extraordinary loss of 4,893 million yen. This was due primarily to loss on valuation of investments in securities of 1,527 million yen, and loss on disposal of property and equipment of 760 million yen.

Accordingly, net income for the year totaled 8,760 million yen (prior year: 3,054 million yen).

Regrettably the Company will forego the payment of dividends during the term under review.

Sales Breakdown



Amusement Machine Sales 32%
Consumer Business 32%
Amusement Center Operaton 36%

Overview by Business Segment

<Amusement Machine Sales>

Net sales in this segment were 60,365 million yen, a 1.6% decrease compared with the previous fiscal year. Operating Income was 12,019 million yen

In Japan, an industry trend toward the aggressive establishment of new medium- and large-sized amusement facilities was reflected in strong demand for SEGA's popular standard products including *UFO Catcher 7* and *Star Horse.* As a result, SEGA exceeded the initial target. In addition, new products with the Company's cutting-edge technologies, including *Outrun 2* and *Star Horse Progress* contributed to the favorable performance. Thanks to the acceleration of newly opened facilities and strong demands for *UFO Catcher 7*, prize products also recorded favorable results. In overseas sales, the Company was working to expand its markets by popularizing new game concepts, especially multiplayer games. However, this effort is still in progress and overseas sales fell moderately short of the target.


Net sales and operating income
2000.3
2001.3
2002.3
2003.3
2004.3
(20)
0
20
40
60
80
Net sales
Operating income

<Amusement Center Operation>

Net Sales in this segment were 69,860 million yen, a 0.8% increase compared with the prior year. Operating Income was 6,135 million yen.

The Company fell short of the initial target in this segment due in part to the lack of major new products and competitors' newly opened facilities. The Company's flagship facility, Tokyo Joypolis, recorded favorable earnings, thanks to the various events and marketing promotions. *Kochu-Oja Mushi-king*, which combined equipment rental and card sales, caused a big boom among kids and contributed greatly to earnings. This enabled the establishment of a business model consisting of a single location. To improve efficiency of the facilities, the Company opened 16 facilities mainly comprising mid-to large-scale facilities. Also the Company closed 40 facilities rendering the total number of amusement centers as of the end of the fiscal year 473.


Net sales and operating income
2000.3
2001.3
2002.3
2003.3
2004.3
0
20
40
60
80
100
Net sales
Operating income

<Consumer Business>

Net sales were 61,032 million yen, a 8.3% decrease compared with the previous year. Operating loss was 2,824 million yen.

During the year under review, the Company sold 8,560 thousand units from a total of 71 SKUs (projection: 9,380 thousand units from 78 SKUs). By region, sales volume in Japan was 2,770 thousand units from 27 SKUs (projection: 3,230 thousand units from 30 SKUs), while sales volume in North America was 4,210 thousand units from 22 SKUs (projection: 4,230 thousand units from 24 SKUs), and sales volume in Europe was 1,580 thousand units from 22 SKUs (projection: 1,920 thousand units from 24 SKUs).

The release of some titles including *Blood Will Tell*, also known as *Dororo* in Japan, and *Headhunter2*, originally planned to be released during the year under review, were delayed to the next term.

In Japan, professional team management simulation games, such as *Let's Create a J-League Professional Soccer Club!3* (PS2), *Let's Create a Professional Baseball Team! 2003* (PS2), racing horse development simulation games, such as *Dabitsuku3 Let's Develop a Racing Horse!* (PS2), *Initial D Special Stage* (PS2), and puzzle games, such as *Puyo Pop Fever* (PS2 and NGC) showed a favorable sales performance and contributed to the results.

In North America, though newly released entertainment titles including *Sonic Heroes* (PS2, NGC, Xbox), *Sonic Adventure DX* (NGC), *Sonic Adventure 2: Battle* (NGC), *Virtua Fighter 4 Evolution* (PS2) and repeat orders were favorable, sales of sports titles fell far below the target and the total results fell short of the initial target.

In Europe, thanks to the favorable repeat orders and sales of entertainment titles such as *Sonic Heroes* (PS2, NGC, and Xbox), *Virtua Fighter 4 Evolution* (PS2) and *Sonic Adventure DX* (NGC), the results exceeded the initial projection.

The Company sold 1,420 thousand units of *Sonic Heroes* on a global basis, consisting of 150 thousand units in Japan, 850 thousand units in North America and 420 thousand units in Europe.



Net sales and operating income
2000.3
2001.3
2002.3
2003.3
2004.3
(100)
(50)
0
50
100
150
200
Net sales
Operating income

Consolidated Statement of Retained Earnings

	FY 2004 For the year ended March 2004	FY 2003 For the year ended March 2003
Additional paid-in capital at beginning of year	2,171	
Reserve paid-in capital at beginning of year		124,916
Increase in additional paid-in capital		
Conversion of convertible bonds	-	1,549
Stock options exercised	-	622
Decrease in additional paid-in capital		
Transfer to retained earnings	-	124,916
Accumulated additional paid-in capital at end of year	2,171	2,171
Retained earnings at beginning of year	6,816	(118,037)
Increase in retained earnings		
Net income for the year	8,760	3,054
Transfer from additional paid-in capital	-	124,916
Adjustment on revaluation of land	0	-
Decrease in retained earnings		
Directors' bonus	118	101
Adjustment on revaluation of land	-	3,016

Consolidated Statement of Cash Flow (millions of yen)

	For the Year Ended March 31, 2004	For the Year Ended March 31, 2003
I. Cash flows provided by operating activities	21,583	34,232
II. Cash flows provided by (used in) investing activities	(9,095)	14,000
III. Cash flows provided by (used in) financing activities	(41,399)	1,047
IV. Effect of exchange rate changes on cash and cash equivalents	(528)	(668)
V. Net decrease in cash and cash equivalents	(29,438)	48,610
VI. Cash and cash equivalents at beginning of year	101,361	52,750
VII. Cash and cash equivalents at end of year	71,922	101,361

Principal Subsidiaries

Consumer Business	Game Software R&D
Sega of America, Inc.	Visual Concepts Entertainment, Inc.
Sega Europe Ltd.	SEGA WOW INC.
Sega.com Inc.	(formerly WOW Entertainment Inc.)
Sega Toys Co., Ltd.	Hitmaker Co., Ltd.
Sega Music Networks Co., Ltd.	Amusement Vision Ltd.
Amusement Business	Smilebit Corporation
Sega Amusements Europe, Ltd.	Sonicteam Ltd.
Sega Amusements U.S.A., Inc.	Wavemaster Inc.
Sega Amusement Ltd.	SEGA-AM2 Co., Ltd.
Oasispark Corporation	DigitalRex Co., Ltd.
Sega Logistics Service Ltd.	

Non-consolidated financial statements

Non-consolidated balance sheet

(millions of yen)

		FY 2004 As of March 31, 2004	FY 2003 As of March 31, 2003
Assets	Current assets	83,510	113,009
	Fixed assets	67,444	66,906
	Deferred charges	122	717
Total assets		151,078	180,634
Liabilities	Currrent liabilities	33,923	27,618
	Fixed liabilities	27,115	74,383
	Total liabilities	61,039	102,002
Shareholders' equity	Paid-in capital	127,582	127,582
	Additional paid-in capital	2,171	2,171
	Accumulated deficit	(1,285)	(10,942)
	Adjustment on revaluation of land	(6,265)	(6,264)
	Unrealized gain (loss) on other securities	1,485	(274)
	Treasury stock, at cost	(33,649)	(33,641)
	Total shareholders' equity	90,038	78,631

Non-consolidated statement of income

(millions of yen)

	FY 2004 For the year ended March 31, 2004	FY 2003 For the year ended March 31, 2003
Net sales	97,268	100,042
Cost of sales and SG&A expenses	91,144	97,948
Operating income	6,124	2,093
Non-operating profit	3,459	3,439
Non-operating expenses	2,584	3,588
Recurring profit	6,998	1,944
Extraordinary profit	1,909	4,705
Extraordinary loss	2,251	12,609
Income (loss) before income taxes	6,655	(5,959)
Income taxes	(3,000)	(3,423)
Net income (loss)	9,655	(2,536)
Unappropriated losses from the previous year	10,942	5,389
Reversal of adjustment on revaluation of land	0	3,016
Unappropriated losses	1,285	10,942

(note) Fractions of less than 1 million yen are rounded down.

Stock Information (as of March 31, 2004)

Total number of shares authorized: 600,000,000 shares

Total number of shares issued: 174,945,690 shares

Investment unit: 100 shares

Number of shareholders: 98,515 (Round lot shareholders: 93,063)

Principal shareholders

Name of Shareholders	Number of shares owned
Sammy Corporation	39,248,600 shares
SEGA CORPORATION	19,912,236 shares
Japan Securities Finance Co., Ltd.	4,924,600 shares
S. S. Planning Co., Ltd.	4,680,000 shares
Japan Trustee Service Bank, Ltd. (Account in trust)	3,636,400 shares
The Master Trust Bank of Japan, Ltd. (Account in Trust)	3,388,300 shares
O.S.Capital Co., Ltd.	3,384,957 shares
Bank of New York for Goldman Sachs International (Equity)	2,874,100 shares
Hayao Nakayama Foundation for Science & Technology and Culture	2,400,000 shares
Sumitomo Mitsui Banking Corporation	2,000,000 shares

Shareholders by Category

	Number of shareholders	Number of shares owned	Equity ownership percentage
Individual	97,163	73,436,403	42.0
Government and Local government	1	3,600	0.0
Financial institutions	72	24,025,519	13.7
Securities firms	61	3,608,306	2.1
Other Japanese firms	866	52,839,605	30.2
Foreign firms	352	21,032,257	12.0

Main Business

The Company develops and sells home-use game software, manufactures, sells and leases of amusement machines, and operates amusement facilities.

Directors and Statutory Auditors, as of June 29, 2004

Chairman and representative director	Hajime Satomi
President and representative director	Hisao Oguchi
Directors	Yoshiharu Suzuki
	Hideki Okamura
	Yasuo Tazoe
	Akira Sugano
Statutory auditors	Kazutada Ieda
	Iwao Nishi
Outside auditors	Ryoichi Arai
	Mineo Enomoto

Corporate Information (as of March 31, 2004)

Company name: SEGA CORPORATION
Date of Incorporation: June 3, 1960
Paid-in capital: \127,582,667,029
Number of employees: 3,507 (consolidated basis)

Offices

Head office: 1-2-12 Haneda Ohta-ku, Tokyo 144-8531, Japan

Head office No.3 building: 2-12-14 Higashi-kojiya, Ohta-ku, Tokyo, 144-8532, Japan

Shareholders' Information

Fiscal year-end

March 31

Ordinary General Meeting of Shareholders

June

Transfer Agent

The Sumitomo Trust and Banking Co., Ltd.

1-10 Nikko-cho Fuchu-shi, Tokyo 183-8701, Japan

Inquiries for change of registered address: toll free 0120-175-417

Other inquiries: toll free 0120-176-417

http://www.sumitomotrust.co.jp/ STA/retail/service/daiko/index.html

Method of public notice

The Nihon Keizai Shimbun

Stock Listing

Tokyo Stock Exchange

June 29, 2004

To Whom It May Concern:

Name of Company:	SEGA CORPORATION
Place of Principal Office:	2-12, Haneda 1-chome, Ohta-ku, Tokyo
Name of Representative:	Hisao Oguchi President and Representative Director
Code Number:	No. 7964, Tokyo Stock Exchange 1st Section
Name of Contact Person:	Akira Sugano Director Corporate Division
Telephone Number:	03-5736-7111

Notice of Purchase of Our Series #5 Unsecured Convertible Bonds (Convertible Bond-Type Bonds with Stock Acquisition Rights)

SEGA CORPORATION hereby announces that it has decided at the meeting of its board of directors held on June 29, 2004, to purchase (*kaiire*) up to 5 billion yen of its series #5 unsecured convertible bonds (convertible bond-type bonds with stock acquisition rights; hereinafter referred to as the "Convertible Bonds").

As a part of our efforts to form a joint holding company with SAMMY CORPORATION through a share-for-share exchange (*kabushiki-iten*) and in order to address the scheduled measures regarding the Convertible Bonds as announced on May 18, 2004, SEGA CORPORATION is considering to hold a bondholders' meeting for the purpose of amending the terms and conditions to enable an early redemption and to redeem the outstanding Convertible Bonds thereunder. (The date of the bondholders' meeting is undetermined; the expected early redemption price is 117 yen per principal amount of 100 yen.) The above decision to purchase the Convertible Bonds at this stage was made to ensure the successful execution of such early redemption.

(Please, however, note that the expected amendment providing for an early redemption and the subsequent execution of such early redemption are subject to: (i) the resolution at the bondholders' meeting to approve the proposal of adding the term regarding an early redemption to the current terms and conditions of the Convertible Bonds; and (ii) a decision by a competent court under Article 327 of the Commercial Code to permit such resolution to become effective.)

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. *Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese* accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

June 29, 2004

Name of Company: SEGA CORPORATION
Place of Principal Office: 2-12, Haneda 1-chome, Ohta-ku, Tokyo
Name of Representative: Hisao Oguchi,
President and Representative Director
TSE Code: 7964 (TSE 1st Section)
Name of Contact Person: Akira Sugano
Director, Corporate Division
Telephone Number: 03-5736-7111

Notice of the New Managerial and Business Execution Structures

SEGA CORPORATION hereby notifies that at the meeting of its board of directors held on June 29, 2004, the management structure with the following directors and corporate officers was resolved.

Title	Name	Responsibility
Chairman, Representative Director and CEO	Hajime Satomi	
President, Representative Director and COO	Hisao Oguchi	
Managing Directors	Masaharu Suzuki (promoted)	
	Hideki Okamura (newly appointed)	
	Yasuo Tazoe (newly appointed)	
Director	Akira Sugano (newly appointed)	
Statutory Auditors	Ryoichi Arai (newly appointed)	
	Kazutada Ieda	
	Iwao Nishi	
Auditor	Mineo Enomoto (newly appointed)	
Senior Corporate Officer	Keiji Mori	Deputy Executive General Manager of Amusement Machine Sales Division
Corporate Officers	Masanao Maeda	Deputy Executive General Manager of Consumer Business Division
	Toshiya Tabata	Executive General Manager of Amusement Center Development Division of Sega Amusement Ltd.
	Hiroshi Yagi	Executive General Manger of Amusement Product Development Division

	Shigeru Yamashita	Deputy General Manager of Prize Product Sales Division
	Yukio Sugino	Deputy Executive General Manager of R&D Division
	Hiroyuki Soga	Executive General Manager of Administration Division and General Manager of Public Relations Department
	Tsutomu Kiyosue (newly appointed)	Executive General Manager of Business Operation Division of Sega Amusement Ltd.
R&D Creative Officers	Yuji Naka Toshihiro Nagoshi Yu Suzuki	

End